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                              May 29, 2024

       John Thatch
       Chief Executive Officer
       HWH International Inc.
       4800 Montgomery Lane, Suite 210
       Bethesda, MD 20814

                                                        Re: HWH International
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 20, 2024
                                                            File No. 333-278560

       Dear John Thatch:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Executive Compensation, page 38

   1. The disclosure in this section appears dated and focused on Alset Capital Acquisition
                                                        Corp. (the former
special purpose acquisition company) rather than the company. Please revise to provide the
executive compensation information for the company as required by
                                                        Item 402 of Regulation
S-K and Item 11(l) of Form S-1.
       Certain Relationships and Related Party Transactions, page 39

   2. We note your disclosure regarding entry into a Credit Facility Agreement with Alset Inc.
                                                        on April 24, 2024. We
also note that you have obtained a letter of financial support from
                                                        Alset International
Limited and Alset Inc. Please expand your disclosure in this section to include the Credit
Facility Agreement and, if applicable, the letter of financial support.
                                                        Refer to Item 404 of
Regulation S-K and Item 11(n) of Form S-1. Additionally, we note
 John Thatch
HWH International Inc.
May 29, 2024
Page 2
      that Notes 9, 10 and 11 to the company's interim financial statements appear to disclose additional related party transactions not disclosed in this section. Please revise to disclose and provide the information required by Item 404 of Regulation S-K.
       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                             Sincerely,
FirstName LastNameJohn Thatch
                                                             Division of
Corporation Finance
Comapany NameHWH International Inc.
                                                             Office of Trade &
Services
May 29, 2024 Page 2
cc:       Darrin Ocasio
FirstName LastName